                                                                    EXHIBIT 12.1

                           PARK-OHIO INDUSTRIES, INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                       (IN THOUSANDS, EXCEPT RATIO DATA)

.....................................      2002       2001       2000      1999         1998
                                          ----       ----       ----      ----         ----
Earnings (loss)
  before income taxes................   $(11,044)  $(36,844)   $ 7,906   $28,608      $22,820

Less capitalized interest............                                                  (1,000)

Fixed charges........................     31,206     35,320     35,084    28,690       20,840
                                         -------    -------    -------   -------      -------

Earnings available for fixed
  charges............................   $ 19,750   $ (1,524)   $42,990   $57,298      $42,660

Fixed charges:
Interest component
  of rent expense....................   $  3,583   $  4,212    $ 4,272   $ 3,938      $ 2,352

Interest expense.....................     27,623     31,108     30,812    24,752       17,488

Interest capitalized.................                                                   1,000

Amortization of deferred financing
  costs..............................        --(1)      --(1)      --(1)      --(1)        --(1)
                                         -------    -------    -------    -------      -------

Total fixed charges..................   $ 31,206   $ 35,320    $35,084   $28,690      $20,840

Ratio of earnings to fixed
  charges............................          (2)        (2)     1.23x      2.0x         2.0x

(1) Included in interest expense
(2) Earnings were inadequate to cover fixed charges for the years ended December 31, 2002 and 2001, and the coverage deficiency totaled $11,044 and $36,844, respectively.